SE(20004466

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ANNUAL AUDITED REPORT
FORM X-17A–5
PART III

SEC FILE NUMBER
8–67674

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17A–5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Itaú International Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S. Biscayne Blvd, Suite 2200
(No. and Street)

Miami	Florida,	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julia Chen (212) 845-6787
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name*)

401 East Las Olas Blvd., Suite 1800	Ft. Lauderdale	FL	33301
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section FEB 25 2020 Washington DC 415

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a–5(e)(2).*

RMS

OATH OR AFFIRMATION

I, Julia Chen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Itaú International Securities Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Representative

Title

State of New York County of New York

On this 31st day of January 2020, JULIA CHEN MCCLANAN personally appeared before me, and proved to me through satisfactory evidence of identification, which were ID, to be the person whose name is signed on the preceding or attached document in my presence.

Rute Megumi Wada Reg # 01WA6298681, Notary Public

My Commission Expires 03/17/2022

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3–3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3–3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filings, see section 240.17a–5(e)(3).*

Itaú International Securities Inc.
Index
December 31, 2019

Page(s)

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Itaú International Securities Inc.

Opinion on the Financial Statement – Balance Sheet

We have audited the accompanying Statement of Financial Condition of Itaú International Securities Inc. (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 31, 2020

We have served as the Company's auditor since 2008

PricewaterhouseCoopers LLP, 401 East Las Olas Blvd., Suite 1800, Fort Lauderdale, FL 33301
T: (954) 764 7100, F: (954) 525 4453, www.pwc.com/us

Itaú International Securities Inc.
Statement of Financial Condition
December 31, 2019

Assets		
Cash and cash equivalents	$	1,896,603
Receivables from affiliates		43,875
Receivables from clearing broker		10,796,699
Trading securities		34,990,900
Other assets		1,384,687
Total assets	$	49,112,764
Liabilities and Stockholder's Equity		
Accrued expenses and other liabilities	$	1,886,830
Payables to affiliates		970,680
Total liabilities		2,857,510
Common stock, $0.01 par value, 100,000 shares authorized, 100,000 shares issued and outstanding		1,000
Additional paid in capital		17,619,000
Accumulated surplus		28,635,254
Total stockholder's equity		46,255,254
Total liabilities and stockholder's equity	$	49,112,764

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Itaú International Securities Inc. (the "Company" or "IIS"), is a wholly owned subsidiary of ITAÚ BBA International plc (the "Parent"), a banking corporation incorporated under the laws of the United Kingdom.

The Company was incorporated in March 2007 and commenced its broker-dealer operations in September 2008.

The Company is an investment advisor registered with the U.S. Securities and Exchange Commission ("SEC") and the Commodity Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), The National Futures Association ("NFA") and the Securities Investor Protection Corporation ("SIPC"). There were no commodity or futures activity in 2019. The principal business of the Company is to act as a broker-dealer in the execution of securities transactions for Latin American customers. The majority of its customers are also customers of Banco Itaú International ("BII"), a related financial institution wholly owned by the Parent.

The Company clears all customer transactions on a fully disclosed basis through its clearing firm, Pershing LLC ("Pershing"). The Company does not accept customer funds or securities as customers transmit all such transactions to the clearing broker. The clearing broker carries all accounts for the Company's customers.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents and Restricted Cash

The Company classifies as cash and cash equivalents highly liquid instruments with original maturities of three months or less and includes cash and cash due from Banks. The Company has $250,000 on deposit with Pershing as part of its clearing agreement, this amount is included in Receivables from clearing broker.

The following table provides a reconciliation of cash equivalents and restricted cash reported within the statement of financial condition to the statement of changes in cash flows.

Cash and cash equivalents	$ 1,896,603
Restricted cash [(1)]	250,000
Total cash and cash equivalents and restricted cash	$ 2,146,603

[(1)] Restricted cash is included within Receivables from clearing broker on the statement of financial condition as described above.

Receivables from/Payables to Affiliates

The Company reimburses BII for expenses paid by BII on behalf of the Company. BII also remits fees to IIS for trading services performed on its behalf. In addition, the Company remits fees to Itaú Unibanco S.A. ("Itaú Unibanco"), a related party, for revenue earned in conjunction with customer introductions. Itaú Unibanco pays IIS fees incurred with such customer transactions.

Receivable from Clearing Broker

Amounts receivable from the clearing broker consist of deposits and amounts due from and payable to the clearing broker for fees and commissions.

Trading Securities
Securities acquired for trading purposes are classified as trading securities. Trading securities, which include debt securities, are reported at fair value. Realized and unrealized gains and losses from recording the results of sales, market fluctuations and interest income on trading securities (determined by specific identification) are included in interest and other on the statement of income.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Income Taxes
The Company utilizes an asset and liability approach to accounting for income taxes. This approach requires recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. Income tax expense is recognized on the periodic change in deferred tax assets and liabilities at the current statutory rates.

3. Related Party Transactions

Under an administrative services agreement (the "Services Agreement") with BII, IIS receives payroll, administration, occupancy, equipment and information services. In accordance with the Services Agreement, BII allocates expenses monthly to the Company, using a methodology that considers the proportional cost of the services provided. Related payable under the Services Agreement as of December 31, 2019, totaled $806,133.

At December 31, 2019, $164,547 was included in the payables to affiliates on the balance sheet.

Under an agreement with Itaú Unibanco, Itaú Unibanco refers certain clients seeking to invest in offshore assets to IIS and IIS mainly provides investment and wealth management advisory services to these clients for the purpose of ensuring Itaú Unibanco's continued retention of these clients. IIS introduces these customers to Pershing as fully disclosed customers of IIS, for clearance and settlement of their transactions and custody of their assets. Itaú Unibanco pays IIS fees and the relevant commissions for such transactions. At December 31, 2019, the amount owed to IIS for fees and commissions is $43,875 included in the receivables from affialiate on the balance sheet.

IIS provides trading services to BII for a group of products including mutual funds, CDs, derivatives and equities.

Because of the relationship between IIS and its related parties, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

4. Income Taxes

Deferred income taxes reflect the net tax effects of temporarydifferences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The tax effects of temporary differences that give rise to significant portion of the deferred tax assets and tax liabilities are as follows:

Amortization	$	13,221
Unrealized losses		(6,422)
Fees to foreign related parties		56
Accrued compensation		369,373
Prepaid expenses		(27,129)
Net deferred tax assets	$	349,099

5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3–1"), which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6–2/3% of aggregate indebtedness. At December 31, 2019, the Company had net capital of $44,549,119 which was $44,358,618 in excess of the amount required of $190,501. The ratio of aggregate indebtedness to net capital at December 31, 2019, is 6.41%.

The Company has claimed an exemption under SEC Customer Protection Rule 15c3-3 ("Rule 15c3–3") Section (k)(2)(ii) as all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

6. Concentration of Credit Risk

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

The Company maintains a cash balance with an unaffiliated financial institution that is in excess of regulatory insured limits.

7. Risk Management

In the normal course of business, the Company's activities mainly include acting as an agent for the trade execution of financial instruments. These activities may expose the Company to risk arising from price volatility which can reduce the customer's ability to meet their obligations. To the extent customers are unable to meet their commitments to the Company, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

8. Disclosure about Fair Value of Financial Instruments

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. In accordance with applicable guidance, the fair value estimates are measured within the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under applicable guidance are described below:

Basis of Fair Value Measurement

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
- Level 2 - Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability;
- Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

When available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected losses and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in certain cases, could not be realized in an immediate sale of the instrument.

The following table details the assets and liabilities carried at fair value on a recurring basis as of December 31, 2019, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine the fair value.

U.S. treasury securities are fair valued on a recurring basis with the corresponding unrealized gains or losses recognized in the statement of operations. Management uses quoted market prices to determine fair value of the financial instrument, therefore such valuations have been classified as Level 1.

	Fair Value Measurements using:			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
At December 31, 2019				
US Treasury Bonds	$ 34,990,900	$ -	$ -	$ 34,990,900
Total	$ 34,990,900	$ -	$ -	$ 34,990,900

The U.S. treasury security has a maturity date of July 31, 2020.

9. Fair Value

Fair value estimates are based on existing financial instruments, without attempting to estimate the value of anticipated future business. The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein.

Cash and Cash Equivalents
Fair values of cash and cash equivalents are estimated to equal the carrying amounts due to their short term nature.

Receivable from Clearing Broker
The carrying amounts of receivables from clearing brokers approximate their fair value.

10. Subsequent Events

The Company has performed an evaluation of subsequent events through January 31, 2020, the date the financial statements were available for issuance. No material subsequent events were identified.